SECURITIES AND EXCHANGE COMMISSION

                    Washington, DC  20549

                          FORM 11-K

(Mark one)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1997

                             OR

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to ____________

Commission file number 001-5480

     A. Full title of the plan and the address of the plan, if different for that the issuer named below:

               EMPLOYEES' RETIREMENT SAVINGS PLAN
               FOR PRECISION STAMPING DIVISION OF
               ELCO TEXTRON INC.
               1111 Samuelson Road
               P.O. Box 7009
               Rockford, Illinois  61125

      B. Name of issuer of securities held pursuant to the plan and address of its principal executive office:

               TEXTRON INC.
               40 Westminster Street
               Providence, Rhode Island  02903

                         SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                         EMPLOYEES' RETIREMENT SAVINGS PLAN
                         FOR PRECISION STAMPING DIVISION OF
                         ELCO TEXTRON INC.

                         ELCO TEXTRON INC., Plan Administrator

DATE: June 25, 1998      By: /s/August F. DeLuca
                                Vice President - Finance/CFO/Treasurer

                    Financial Statements
                 and Supplemental Schedules


             Employees' Retirement Savings Plan
           for the Precision Stamping Division of
                      Elco Textron Inc.


           Years ended December 31, 1997 and 1996

             Employees' Retirement Savings Plan
           for the Precision Stamping Division of
                      Elco Textron Inc.

                    Financial Statements
                  and Supplemental Schedules

           Years ended December 31, 1997 and 1996



                          Contents

Report of Independent Auditors                             1

Financial Statements

Statements  of Net Assets Available for Benefits
   With Fund Information                                   2
Statements of Changes in Net Assets Available for
   Benefits With Fund Information                          4
Notes to Financial Statements                              6


Supplemental Schedules

Line 27a--Schedule of Assets Held for Investment Purposes 12
Line 27d--Schedule of Reportable Transactions             13

               Report of Independent Auditors

Administrative Committee
Employees' Retirement Savings Plan
 for the Precision Stamping Division
 of Elco Textron Inc.

We have audited the accompanying statements of net assets available for benefits of the Employees' Retirement Savings Plan for the Precision Stamping Division of Elco Textron Inc. (the Plan) as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1997, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/Ernst & Young

April 17, 1998

                       Employees' Retirement Savings Plan
                     for the Precision Stamping Division of
                                Elco Textron Inc.

      Statements of Net Assets Available for Benefits with Fund Information

                                December 31, 1997


                                                       Fund Information
                                           Money      High         Small                     Textron
                                   Main    Market     Income     Capitali      Balanced       Stock     Loan
                                   Fund     Fund      Equity       zation       Fund           Fund      Fund     Total
                                                       Fund         Fund
Investments, at fair value
 (Note 4):
Parkstone Prime Obligation Money   $ 137  $659,902  $      112   $      195   $    7,464   $ 42,612   $     -   $
Market Fund
Parkstone High Income Equity Fund      -         -   1,761,879            -            -          -         -    1,761,879
Parkstone Mid Capitalization Fund      -         -      23,923            -            -          -         -       23,923
Parkstone Small Capitalization Fund    -         -           -    1,879,144            -          -         -    1,879,144
Parkstone Balanced Fund                -         -           -            -    1,054,342          -         -    1,054,342
Textron Inc. common stock              -         -           -            -            -    705,625         -      705,625
Participant notes receivable           -         -           -            -            -          -    80,955       80,955
Total investments                    137   659,902   1,785,914    1,879,339    1,061,806    748,237    80,955    6,216,290

Receivables:
Participant contributions             -      2,944      13,878       16,613        8,389      7,614         -       49,438
Employer's contributions              -     14,841      28,538       34,060       21,644     16,330         -      115,413
Other receivable (payable)            -     (1,617)     (2,654)      (2,734)      (1,814)       374         -       (8,445)
Accrued income                      570      2,888           2            2            9      2,994         -        6,465
Total receivables                   570     19,056      39,764       47,941       28,228     27,312         -      162,871

Due (to) from other funds          (707)     3,185      (1,402)        (822)      (1,046)       783         9            -
Net assets available for benefits $   -   $682,143   $1,824,276  $1,926,458   $1,088,988   $776,332   $80,964   $6,379,161


See accompanying notes.


                       Employees' Retirement Savings Plan
                     for the Precision Stamping Division of
                                Elco Textron Inc.

      Statements of Net Assets Available for Benefits with Fund Information

                                December 31, 1996


                                                       Fund Information
                                              Money        High       Small                    Textron
                                   Main      Market       Income     Capitali      Balanced     Stock     Loan
                                   Fund      Fund       Equity Fund    zation        Fund        Fund     Fund       Total
Investments, at fair value
 (Note 4):
 Parkstone Prime Obligation Money  $8,262  $1,073,821   $   10,507   $   15,225    $  8,396   $  6,174   $     -    $1,122,385
   Market Fund
 Parkstone High Income Equity Fund      -           -    1,106,381            -           -          -         -     1,106,381
 Parkstone Small Capitalization         -           -            -    1,454,312           -          -         -     1,454,312
   Fund
  Parkstone Balanced Fund               -           -           -             -     865,319          -         -       865,319
  Textron Inc. common stock             -           -           -             -           -    397,452         -       397,452
  Participant notes receivable          -           -           -             -           -          -    82,522        82,522
Total investments                   8,262   1,073,821   1,116,888     1,469,537     873,715    403,626    82,522     5,028,371

Receivables:
 Participant contributions              -       6,838       8,735        12,771       6,969      4,461         -        39,774
 Employer's contributions               -      60,058      44,747        55,976      41,637     19,152         -       221,570
 Other receivable (payable)             -    (127,039)     80,351        46,869       2,818      6,048         -         9,047
 Accrued income                        92       4,430          24            35          19      1,864         -         6,464
Total receivables                      92     (55,713)    133,857       115,651      51,443     31,525         -       276,855

Due (to) from other funds          (8,354)     30,010      (4,828)       25,326     (42,975)       691       130             -
Net assets available for benefits $     -  $1,048,118  $1,245,917    $1,610,514    $882,183   $435,842   $82,652    $5,305,226


 See accompanying notes.



                       Employees' Retirement Savings Plan
                     for the Precision Stamping Division of
                                Elco Textron Inc.

Statements of Changes in Net Assets Available for Benefits with Fund Information

                          Year ended December 31, 1997


                                                     Fund Information
                                 Money           High         Small                     Textron
                                Market          Income     Capitaliza      Balanced      Stock      Loan
                                 Fund         Equity Fund     tion          Fund          Fund      Fund     Total
Additions to net assets
   attributed to:
 Investment income:
  Net appreciation
   (depreciation) in fair value  $        -   $   25,963   $  (162,454)   $   55,606   $125,250   $     -   $   44,365
   of investments (Note 4)
  Interest and dividend income       41,698      298,698        89,173        56,299     11,600     7,312      504,780
                                     41,698      324,661       (73,281)      111,905    136,850     7,312      549,145
Contributions:
 Participant                         46,514      146,270       188,542        94,126     75,687         -      551,139
 Employer                            22,805       49,511        59,529        37,401     27,070         -      196,316
                                     69,319      195,781       248,071       131,527    102,757         -      747,455
Total additions                     111,017      520,442       174,790       243,432    239,607     7,312    1,296,600

Deductions from net assets
attributed to:
 Benefits paid to participants      150,139        9,578         3,649        40,524        467         -      204,357
 Administrative expenses                264          262           262           262        871         -        1,921
 Other                                1,958        1,962         2,536         1,388        687     7,856       16,387
Total deductions                    152,361       11,802         6,447        42,174      2,025     7,856      222,665
Net increase (decrease)             (41,344)     508,640       168,343       201,258    237,582      (544)   1,073,935
  prior to interfund transfers
Interfund transfers (net)          (324,631)      69,719       147,601         5,547    102,908    (1,144)           -
Net increase (decrease)            (365,975)     578,359       315,944       206,805    340,490    (1,688)   1,073,935

Net assets available for          1,048,118    1,245,917     1,610,514       882,183    435,842    82,652    5,305,226
benefits, beginning of year
Net assets available for       $    682,143   $1,824,276    $1,926,458    $1,088,988  $ 776,332   $80,964   $6,379,161
benefits, end of year


See accompanying notes.

                       Employees' Retirement Savings Plan
                     for the Precision Stamping Division of
                                Elco Textron Inc.

Statements of Changes in Net Assets Available for Benefits with Fund Information

                          Year ended December 31, 1996


                                                     Fund Information
                                 Money         High          Small                    Textron
                                Market        Income      Capitaliza     Balanced      Stock      Loan
                                 Fund       Equity Fund      tion          Fund         Fund      Fund     Total
Additions to net assets
  attributed to:
 Investment income:
 Net appreciation
  (depreciation) in fair value
  of investments (Note 4)       $        -   $  (12,804)   $  (57,176)   $(51,554)   $ 35,045   $     -   $  (86,489)
 Interest and dividend income       22,975      116,064       224,631    107,487        6,444     1,393      478,994
                                    22,975      103,260       167,455     55,933       41,489     1,393      392,505

Contributions:
  Participant                       56,941      111,901       156,158     83,217       28,196         -      436,413
  Employer                          54,434       62,539        78,369     55,426       22,796         -      273,564
 Total contributions               111,375      174,440       234,527    138,643       50,992         -      709,977
Total additions                    134,350      277,700       401,982    194,576       92,481     1,393    1,102,482

Deductions from net assets
attributed to:
 Benefits paid to participants      94,608        2,613         1,963     12,329            -         -      111,513
 Administrative expenses               872          914         1,077        750          440         -        4,053
Total deductions                    95,480        3,527         3,040     13,079          440         -      115,566
Net increase prior to
interfund transfers and             38,870      274,173       398,942    181,497       92,041     1,393      986,916
transfer from other plan

Interfund transfers (net)          111,517      (14,472)     (147,719 )  (88,919)      86,636    52,957            -
Transfer from the Elco
 Industries, Inc. Employee         793,670      586,075       737,239    520,586      257,165         -    2,894,735
 Stock Ownership Plan (Note 1)
Net increase                       944,057      845,776       988,462    613,164      435,842    54,350    3,881,651
Net assets available for           104,061      400,141       622,052    269,019            -    28,302    1,423,575
benefits, beginning of year
Net assets available for        $1,048,118   $1,245,917    $1,610,514   $882,183     $435,842   $ 82,652  $5,305,226
benefits, end of year

See accompanying notes.


1. Description of the Plan

The  following brief    description   of    the    Employees'    Retirement
Savings  Plan  for    the    Precision    Stamping    Division    of    Elco
Textron  Inc.  (the    Plan)   is   provided   for    general    information
purposes  only.   Participants   should   refer   to   the    Summary Plan
Description for more complete information.

General

The   Plan   is   a   defined   contribution   plan   formed   to   provide    a
retirement  savings  plan     to    employees     of     the     Precision
Stamping  Division  of    Elco    Textron    Inc.    (Elco).    The  Plan
provides   for  participant    tax-deferred    savings    under     Section
401(k)   of the Internal   Revenue   Code   (IRC)   and   is   subject    to
the   provisions  of    the    Department    of    Labor's     Rules   and
Regulations    for    Reporting    and    Disclosure  under the  Employee
Retirement  Income   Security   Act   of   1974   (ERISA).   The    Plan is
administered     by     an administrative    committee consisting  of
not fewer  than three    members    selected    by    the    Board    of
Directors of Elco.

Effective June    30,    1996,   the   Elco   Industries,    Inc. Employee
Stock Ownership    Plan    (ESOP)   was    terminated.    The assets    of
the ESOP  were    transferred    into    the    participants' new or
existing accounts in  the    Elco   Textron    Inc.    Profit    Sharing
and  Savings Plan,     the    Elco    Thermoplastics,     Inc.     Profit
Sharing Plan, the   Elco   Anchor   Wire,   Inc.   Retirement   Plan,    or
the Plan,   as   applicable.   Assets   distributed   to   the   Plan were
distributed  to      the     participants'     investment      funds  as
directed by each participant.

Eligibility

All employees   of   the   Precision   Stamping   Division   of   Elco are
eligible to    participate    in    the    Plan    after    completing one
year of service, as defined in the Plan.

Vesting and Forfeitures

Participants are    immediately   vested    in    the    value of their
contributions and related    allocation    of     trust     income or
loss.

                Employees' Retirement Savings Plan
               for the Precision Stamping Division of
                         Elco Textron Inc.

                 Notes to Financial Statement (continued)

1. Description of the Plan (continued)

Participants become     fully     vested     in      the      value of
contributions    made    by   Elco   and   related    allocations of trust
income or loss after five years of credited service.

Any forfeitures are allocated to remaining Plan participants.

Contributions

Active participants   may   contribute   up   to   14%    of    their pre-
tax compensation,   as   defined   by   the   Plan,   subject to dollar
limitations of $9,500 in 1997 and 1996.

The Plan    provides    for    an   employer   matching contribution of
25% of a participant's   contribution,   not   to exceed   1%   of the
participant's compensation.     The     Plan     also provides for
discretionary     Company     contributions.     Elco made discretionary
contributions of $107,500 and    $215,000    in    1997    and    1996,
respectively.

Investment Options

Effective July 1,   1996,   participants   were   granted    the    option
of investing in    the   Textron   Stock   Fund,   which    is    invested
exclusively in Textron Inc. common stock.

Participants are allowed   to   direct   the   employer    and    employee
contributions in 10%    increments    in    any    of    the     following
investment funds:

  Money Market    Fund   -   Funds   are   invested    in    the Parkstone
  Prime    Obligations    Fund,    a   mutual    fund,    which invests in
  short-term    U.S.   Treasury   bills   or   notes   as well as other
  short-term     obligations    issued    by    or guaranteed by the
  U.S. Government and other short-term obligations.

  High Income    Equity    Fund    -    Funds    are    invested in the
  Parkstone    High    Income    Equity   Fund,    a    mutual fund,  which
  invests in common and preferred stocks.

  Small Capitalization    Fund    -    Funds    are invested in the
  Parkstone Small    Capitalization    Fund, a mutual    fund, which
  invests in common and preferred stocks.

                  Employees' Retirement Savings Plan
                 for the Precision Stamping Division of
                          Elco Textron Inc.

                 Notes to Financial Statements (continued)

1. Description of the Plan (continued)

  Balanced  Fund  -    Funds    are    invested    in    the     Parkstone
  Balanced  Fund,  a     mutual    fund,    which     invests     in     a
  combination  of common     stocks    (and    securities     convertible
  into common stocks) and fixed income securities.

  Textron Stock    Fund    -    Funds    are    invested    exclusively in
  Textron    Inc.    common    stock.    Cash    dividends,    if any, on
  Textron  common    stock    will    be    reinvested    in    shares  of
  Textron    common    stock.    Fractional    interests in the  shares
  of Textron common stock held by the Textron Stock Fund are allocated to participants' accounts.

Participants may change their investment options monthly.

Allocations

The  Plan     document    provides    for    semiannual     allocation  of
trust income   or   loss   which  is  made  in   the   same   ratio   that a
participant's account   bears   to   the   sum    of    the    balances of
all participants'     accounts,    taking     into     consideration the
dates on  which    additional    contributions    are    made. Company
contributions are allocated as of the end of each plan year.

Distribution of Benefits

Distribution of the    vested   value   of   a    participant's account
is made by the   trustee   within  sixty   (60)   days   after   the end
of the Plan    year    in    which   occurs   a    participants' normal
retirement      date,     early     retirement date, late retirement
date, disability retirement date, severance date or death.

The vested value    of    such   distribution   includes    any pre-tax
contributions    made    to    the    participant's    account  during the
Plan year    and   is   determined   subsequent   to   the inclusion of
his allocable share of trust income or loss.

                Employees' Retirement Savings Plan
               for the Precision Stamping Division of
                     Elco Textron Inc.

               Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Notes Receivable

Participants may   borrow   an   amount   that   does    not    exceed the
lesser  of $50,000    or    one-half   the    nonforfeitable    value  of
their  account    balance.    Loans    must    be    repaid    within  five
years and bear interest at the current prime rate.

2. Summary of Significant Accounting Policies

Investment Valuation

The Plan's investments   are   stated   at   fair   value.   The   shares
of the registered investment companies are valued at quoted market prices which represent the net asset values of the shares held by the Plan at year end. Shares of Textron Inc. common stock are valued at the last reported sale price on the last day of business of the Plan year. Participant loans are stated at cost, which approximates fair value.

Use of Estimates

The preparation of  financial    statements    in    conformity    with
generally  accepted  accounting     principles     requires     management
to make estimates and    assumptions   that    affect    the    amounts
reported in the    financial   statements    and    accompanying    notes.
Actual results could differ from those estimates.

Administrative Expenses

Certain services are provided to the Plan by Elco without charge.

3. Termination Priorities

Although it has   not   expressed  any   intent   to   do   so, Elco has
the  right under   the   Plan   to   discontinue   its   contributions  at
any time   and   to   terminate   the   Plan   subject   to the provisions
ofERISA.  In  the    event   of   termination,    participants    become
100% vested in their accounts.

                  Empoyees' Retirement Savings Plan
                 for the Precision Stamping Division of
                        Elco Textron Inc.

                 Notes to Financial Statements (continued)

4. Investments

The  Plan's    investments    are   held   by   a   bank-administered trust
fund.    The    fair    values   of   investments   that   represent  5% or
more of the Plan's net assets are as follows:

                                                       December 31
                                                      1997      1996

Parkstone Prime Obligation Money Market Fund       $  710,422  $1,122,386
Parkstone High Income Equity Fund                   1,761,879   1,106,381
Parkstone Small Capitalization Fund                 1,879,144   1,454,312
Parkstone Balanced Fund                             1,054,342     865,319
Textron Inc. common stock                             705,625     397,452

During   1997   and   1996,   Plan  investments   (including
investments bought, sold, as well as held during the year) appreciated (depreciated) in value by $44,365 and $(86,489), as follows:

                                                      1997      1996
Investments at fair value, determined by
 quoted market price:
  Parkstone High Income Equity Fund             $   26,664    $(12,804)
  Parkstone Small Capitalization Fund             (162,454)    (57,176)
  Parkstone Balanced Fund                           55,606     (51,554)
  Parkstone Mid Capitalization Fund                   (701)          -
  Textron Inc. common stock                        125,250      35,045
                                                $   44,365    $(86,489)

5. Related-Party Transactions

During the year, the Plan had purchase and sale transactions with mutual funds administered by an affiliate of the Plan's trustee and the common stock of Textron Inc., parent company of Elco.

                  Employees' Retirement Savings Plan
                 for the Precision Stamping Division of
                         Elco Textron Inc.

                 Notes to Financial Statements (continued)

6. Income Tax Status

The Internal Revenue Service ruled on April 6, 1995, that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

                       Supplemental Schedules

             Employees' Retirement Savings Plan
           for the Precision Stamping Division of
                      Elco Textron Inc.

          Employer Identification Number 36-1033080
                       Plan Number 012

Line 27(a) - Schedule of Assets Held for Investment Purposes

                      December 31, 1997

                                      Number
                                     of Shares
                                      or Face
                                      Amount        Cost        Current
                                                                 Value

Parkstone Prime Obligation Money
 Market Fund*                         710,422     $  710,422   $   710,422

 Mutual funds:
  Parkstone High Income               101,374      1,714,631     1,761,879
    Equity Fund*
  Parkstone Mid                         1,698         24,711        23,923
    Capitalization Fund*
  Parkstone Small                      72,108      2,000,356     1,879,144
    Capitalization Fund*
  Parkstone Balanced Fund*             80,916      1,033,279     1,054,342

 Textron Inc. common stock             11,290        549,003       705,625

Participant notes receivable,
 bearing interest at rates of
 8% to 10% per annum, with                                -         80,955
 various maturity dates*
                                                 $6,032,402     $6,216,290


* Indicates a party-in-interest to the Plan.

    Employees' Retirement Savings Plan for the Precision Stamping Division of
                                Elco Textron Inc.

                    Employer Identification Number 36-1033080
                                 Plan Number 012

                  Line 27d--Schedule of Reportable Transactions

                          Year ended December 31, 1997

                                                                                         Current Value
     Identity of            Description of        Purchase    Selling      Cost of        of Asset on      Net Gain
   Party Involved               Assets             Price       Price        Asset      Transaction Date    (Loss)

Category (i) - Individual security transactions in excess of 5 percent of plan assets

First of America
Investment            Parkstone High Income       $272,054  $         -    $  272,054   $  272,054         $      -
Corporation*           Equity Fund

Category (iii) - Series of security transactions in excess of 5 percent of plan assets

First of America       Parkstone Prime Obligation
Investment             Money Market Fund                 -   1,270,056      1,270,056    1,270,056                -
Corporation*                                       858,092           -        858,092      858,092                -

First of America
Investment            Parkstone High Income              -      32,990         31,085       32,990            1,905
Corporation*           Equity Fund
                                                   661,824           -        661,824      661,824                -

First of America
Investment            Parkstone Small                    -      27,217         29,903       27,217           (2,686)
Corporation*           Capitalization Fund
                                                    614,502          -        614,502      614,502                -


    Employees' Retirement Savings Plan for the Precision Stamping Division of
                                Elco Textron Inc.

                    Employer Identification Number 36-1033080
                                 Plan Number 012

            Line 27d--Schedule of Reportable Transactions (continued)


                                                                               Current Value
     Identity of            Description of        Purchase  Selling   Cost of  of Asset on   Net Gain
   Party Involved               Assets             Price     Price     Asset   Transaction    (Loss)
                                                                                   Date

Category (iii) - Series of security transactions in excess of 5 percent of plan assets (continued)

First of America
Investment            Parkstone Balanced Fund            -   123,747   119,833   123,747       3,914
Corporation*
                                                   257,164         -   257,164   257,164           -

Textron Inc.*          Textron Inc. common stock         -    21,904    18,245    21,904       3,659
                                                   204,828         -   204,828   204,828           -


There were no Category (ii) or (iv) reportable transactions during the year ended December 31, 1997.

* Indicates a party-in-interest to the Plan.

